[eRoomSystem Technologies]

April 29, 2008

VIA EDGAR AND UPS

Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Mail Stop 4561
Washington D.C. 20549-7010
Attention: Mark Kronforst

RE:	eRoomSystem Technologies, Inc.
Form 10-KSB for fiscal year December 31, 2007
FILE NO. 000-31037

Gentlemen:

Set forth below please find the response of eRoomSystem Technologies, Inc., a Nevada corporation (the “Company”), to the comment of the Securities and Exchange Commission in its letter dated April 15, 2008 (“Comment Letter”). Enclosed are two copies of the amended Form 10KSB for the fiscal years ended December 31, 2007 and 2006. For your convenience, the comment set forth in the Comment Letter is stated below.

Comment.

Item 7. Financial Statements

Consolidated Balance Sheets

1.
We have read your response to prior comment number 1 and note that your conclusions are not consistent with generally accepted accounting principles. As noted in our previous comment, auction-rate securities do not meet the definition of cash equivalents under paragraphs 8 and 9 of SFAS 95 because they have long-term maturity dates and there is no guarantee the holder will be able to liquidate its holdings. Please restate your financial statements in an amended annual report to correct this error. In addition, revise your liquidity and capital resources disclosures to discuss, in detail, the nature of these securities and the associated liquidity issues.

1072 MADISON AVENUE, LAKEWOOD NJ 08701   P. 732 730 0116   F. 732 810 0380
3855 SOUTH 500 WEST STE A, SALT LAKE CITY, UT 84115   P. 801 268 4466   F. 801 268 4477

Response: We have reclassified the securities under current assets as marketable securities available for sale. Please see enclosed amended marked Form 10KSB for the fiscal years ended December 31, 2007 and 2006 with revised consolidated balance sheets, consolidated statements of cash flows and notes disclosure and liquidity and capital resources disclosure in the MD&A.

Please address any further questions or comments to the undersigned at the below-referenced telephone number. Thank you very much.

Very truly yours,

David A. Gestetner
CEO and President

1072 MADISON AVENUE, LAKEWOOD NJ 08701   P. 732 730 0116   F. 732 810 0380
3855 SOUTH 500 WEST STE A, SALT LAKE CITY, UT 84115   P. 801 268 4466   F. 801 268 4477